News release

25 April 2019

AGM TRADING UPDATE

RELX, the global provider of information based analytics and decision tools, has issued the following update on trading ahead of the Annual General Meeting, reaffirming the outlook for the full year.

➢Key business trends in 2019 remain broadly consistent with full year 2018 across our business and the full year outlook is unchanged

➢We continue to focus on the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers

➢We also continue to reshape our portfolio, targeting selective acquisitions that support our organic growth strategies. Year to date we have completed five acquisitions for a total consideration of £236m

➢We have now completed £250m of the previously announced £600m share buyback, with the remaining £350m to be deployed by year end

➢Full year outlook unchanged: We are confident that, by continuing to execute on our strategy, we will deliver another year of underlying growth in revenue and in adjusted operating profit, together with growth in adjusted earnings per share on a constant currency basis

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, current and future economic, political and market forces; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third-party content and data; demand for RELX products and services; competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs over 30,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges. The shares are traded using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The total market capitalisation is approximately £34bn/€39bn/$44bn.